September 11, 2017

Christina DiAngelo-Fettig

Sr. Staff Accountant

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

PSG Capital Management Trust – File Nos. 811-22657, 333-179113

Dear Ms. DiAngelo-Fettig

On August 29, 2017 you provided additional oral comments with respect to the Annual Report to Shareholders, for the period ended March 31, 2017 (the "Annual Report"), for the PSG Tactical Growth Fund (the “Fund”), a series of the PSG Capital Management Trust (the "Registrant").  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

1.

Comment.

The Fund is identified as “non-diversified” in its prospectus.  If the Fund has been operating as a diversified fund for the last three years, please confirm that it will request shareholder approval before reverting back to operating as a non-diversified fund.  Additionally, please update prospectus disclosure as needed in the next update to the registration statement.

Response.   Registrant acknowledges that the Fund has been operating as a diversified fund for the last three-years and, therefore, is a, de facto, diversified fund now.  Registrant confirms that it will request shareholder approval before reverting back to operating as a non-diversified fund and will update prospectus disclosure accordingly in the Fund’s next post-effective amendment.

2.

Comment.

The fee table in the August 1, 2017 prospectus reflects 12b-1 fees of 0.25%.  This amount is inconsistent with the Financial Highlights.  To the extent the Fund incurred total 12b-1 fees less than the contractual maximum of 0.25%, such actual amount incurred should be reflected in the fee table.  Additionally, the “Other Expenses” should similarly reflect the amounts that were actually incurred during the prior fiscal year.

Response. Registrant will revise the presentation of the fee table in the Fund’s next post-effective amendment.

3.

Comment.

A review of the Fund’s website on August 23, 2017 shows that the Fund’s current prospectus had not been uploaded.  Please update the Fund’s website to include the current prospectus.

Response.

Registrant has updated the Fund’s website.

4.

Comment.

The Expense Example in the Annual Report uses 1.84% as the annualized expense ratio.  Please explain how this ratio was calculated.  Please provide the annual and semi-annual ratios used.

Response.

Registrant has re-reviewed the Expense Example and expense ratio calculations and requested its fund accountant recalculate the ratios.  Upon review it was discovered that dividend expense, in an amount of $16,622, was inadvertently left out of the annualized expense ratio.  Registrant has discussed the matter with the fund accountant and confirms that it will include all expenses, including dividend and interest expense, in the calculation in future reports.

5.

Comment.

The semi-annual report to shareholders for the period ended September 30, 2016 reflects a waiver in connection with an expense limitation agreement.  No such waiver is disclosed in the Annual Report.  Why?  If fees were waived and recaptured in the same period, why is that not reflected in the Annual Report.

Response.  Registrant notes that the fee waiver/recapture is measured at the end of each fiscal year.  For the fiscal year ended March 31, 2017, as noted in the Annual Report, the Fund did not have any previously waived fees to recapture.

6.

Comment.

In the Financial Highlights in the Annual Report, four “Before Waiver/Recoupment” ratios are provided and three “After Waiver/Recoupment” ratios are provided.  This number of expense ratios provided makes it hard to follow.  Please limit to 1 gross expense ratio and 1 net expense ratio.  You may include the others in a footnote; for example, “the impact of dividends on the Fund’s total expenses was 0.XX%.”

Response.  Registrant will revise the disclosure as noted in future shareholder reports.

* * * * *

If you have any questions or additional comments, please call Emily Little at (614) 469-3264.

Sincerely,

/s/Emily M. Little

Emily M. Little